UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 7 July 2025, London UK

GSK completes acquisition of efimosfermin, a potential best-in-class specialty medicine to treat and prevent progression of steatotic liver disease (SLD)

GSK plc (LSE/NYSE: GSK) today announced the completion of its previously announced acquisition of efimosfermin alfa from Boston Pharmaceuticals. Efimosfermin is a phase III-ready, potential best-in-class investigational specialty medicine aimed at treating and preventing the progression of SLD.

Efimosfermin is a novel, once-monthly fibroblast growth factor 21 (FGF21) analog therapeutic in clinical development for the treatment of metabolic dysfunction-associated steatohepatitis (MASH), including cirrhosis, and future development in alcohol-related liver disease (ALD), both forms of SLD. Currently, MASH and ALD have limited treatment options and are the leading causes of liver transplant in the US, representing a significant burden and cost on healthcare utilisation.1

GSK, based on its work in human genetics and disease phenotyping, believes efimosfermin has potential to address more advanced stages of SLD due to its direct antifibrotic mechanism of action, and sees opportunity in combination with GSK'990, a siRNA therapeutic in development for other subsets of patients with SLD.

Kaivan Khavandi, SVP & Global Head, Respiratory, Immunology & Inflammation R&D, GSK said: "The close of our acquisition for efimosfermin alfa represents a significant expansion of our hepatology pipeline aimed at addressing steatotic and viral drivers of liver disease. Efimosfermin is a key growth opportunity for GSK with multiple development options and potential first launch in 2029. We look forward to unlocking the potential of this medicine for patients."

GSK is driving innovation for a range of immune-mediated conditions by harnessing the science of the immune system and advanced technologies. The addition of efimosfermin further expands GSK's pipeline to address fibro inflammatory diseases in liver, lung and kidney, a key focus for the company.

Financial considerations
GSK has acquired BP Asset IX, Inc., a subsidiary of Boston Pharmaceuticals, to access efimosfermin. The total cash consideration for this acquisition amounts to up to $2 billion, comprising an upfront payment of $1.2 billion and up to $800 million in success-based milestone payments. GSK will also be responsible for success-based milestone payments as well as tiered royalties for efimosfermin owed to Novartis Pharma AG.

About efimosfermin alfa
Efimosfermin is an investigational, once-monthly subcutaneous injection of a long-acting variant of FGF21 that is designed to regulate key metabolic pathways to decrease liver fat, ameliorate liver inflammation, and reverse liver fibrosis in patients with MASH. Efimosfermin is currently in trials for moderate to advanced fibrosis, including cirrhosis and is not approved anywhere in the world.

About Boston Pharmaceuticals
Boston Pharmaceuticals is a clinical-stage biopharmaceutical company that leverages an experienced and committed drug development team to advance a portfolio of highly differentiated therapies that may address important unmet medical needs in serious liver diseases. Boston Pharmaceuticals is a portfolio company of B-Flexion, a private, entrepreneurial investment firm which manages the combined funds and investments associated with the Bertarelli family and also partners with sophisticated capital to meet the shared goal of delivering exceptional value over the generations, while also contributing positively to society.

About GSK research in hepatology
GSK is currently investigating multiple potential treatments for patients with liver disease, including treatments for chronic hepatitis B, alcohol-related liver disease (ALD), and metabolic dysfunction-associated steatohepatitis (MASH).

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q1 Results for 2025.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

References
1 Younossi et al. Hepatol Commun. 2023 Dec 22;8(1):e0352

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 07, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc